Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD
Non-Consolidated Financial Statements
December 31, 2005 and 2004
(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have audited the accompanying non-consolidated balance sheets of Shinhan Financial Group Co., Ltd. (the “Company”) as of December 31, 2005 and 2004 and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the years then ended. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations, the changes in its retained earnings, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.
The accompanying non-consolidated financial statements as of and for the years ended December 31, 2005 and 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the non-consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2(b) to the non-consolidated financial statements.
Without qualifying our opinion, we draw attention to the following:
As discussed in Note 1 to the non-consolidated financial statements, on December 30, 2005, Chohung Bank reached an agreement to merge Shinhan Bank with the merge ratio of 1:3.8678. Under the terms of the agreement, the merger will be consummated on April 1, 2006 and the newly merged bank will change its name to Shinhan Bank. Additionally, on December 30, 2005, Chohung Bank entered into an agreement to spin off its credit card operation and merge with Shinhan Card Co., Ltd. Each share of Chohung Bank will converted into 0.9809 shares of Shinhan Card Co., Ltd. on April 1, 2006.
Furthermore, e-Shinhan Inc. was liquidated at November 24, 2005.

As discussed in Note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
As discussed in Note 2 (d) to the non-consolidated financial statements, the Company acquired all of the outstanding shares of Shinhan Life Insurance Co., Ltd. in exchange for consideration of 0.4382 shares of common stock of the Company for each outstanding common share of Shinhan Life Insurance Co., Ltd. on December 13, 2005.
As discussed in Note 12 to the non-consolidated financial statements, the Company recorded assets and interest income from related party transactions as of and for the year ended December 31, 2005.
As discussed in Note 14(a) to the non-consolidated financial statements, regarding the acquisition of shares in Chohung Bank in 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the “KDIC”) to pay contingent consideration to the KDIC at the maximum amount of ~~W~~652,284 million related to Asset Indemnity Payment, ~~W~~166,516 million related to General Indemnity Payment and additional Earn Out Payment based on earnings of Chohung Bank in future periods. The Company made adjustments to reflect the General Indemnity Payment of ~~W~~166,516 million in 2004 and the Asset Indemnity Payment of ~~W~~220,714 million as additions to goodwill. Other contingent considerations were not included in the acquisition cost for the amount was not determinable.
KPMG Samjong Accounting Corp.
Seoul, Korea
January 26, 2006

This report is effective as of January 26, 2006, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Balance Sheets
December 31, 2005 and 2004
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Assets

Cash and due from banks (note 3)	~~W~~	64,374	31,145	$63,548	30,745
Securities (notes 4 and 14)		10,882,359	8,262,100	10,742,704	8,156,071
Loans (notes 5 and 13)		1,476,630	1,749,955	1,457,680	1,727,498
Fixed assets (note 6)		2,290	2,164	2,260	2,136
Other assets (notes 7 and 13)		36,478	26,949	36,010	26,603

	~~W~~	12,462,131	10,072,313	$12,302,202	9,943,053

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (notes 8 and 13)	~~W~~	156,098	154,380	$154,095	152,399
Debentures (notes 9 and 13)		2,126,043	1,948,102	2,098,759	1,923,101
Retirement and severance benefits (note 10)		552	224	545	221
Other liabilities (notes 11 and 13)		42,421	222,337	41,877	219,484

Total liabilities		2,325,114	2,325,043	2,295,276	2,295,205

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 15)

Common stock		1,796,037	1,596,595	1,772,988	1,576,106

Authorized — 1,000,000,000 shares
Issued and outstanding — 359,207,313 shares in 2005
Issued and outstanding — 319,319,011 shares in 2004

Preferred stock		374,721	486,523	369,912	480,279

Issued and outstanding — 74,944,262 shares in 2005
Issued and outstanding — 97,304,564 shares in 2004

Capital surplus		4,360,112	3,718,623	4,304,157	3,670,901
Retained earnings (note 16)		2,958,624	1,608,185	2,920,655	1,587,547
Capital adjustments (notes 4, 17 and 18)		647,523	337,345	639,214	333,016

Total stockholders’ equity		10,137,017	7,747,271	10,006,926	7,647,849

Commitments and contingencies (note 14)

	~~W~~	12,462,131	10,072,313	$12,302,202	9,943,053

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the years ended December 31, 2005 and 2004
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Operating revenue:

Gain from equity method (notes 4 and 27)	~~W~~	1,789,621	1,108,952	$1,766,654	1,094,721
Interest income		95,812	114,264	94,583	112,798
Other		1,373	931	1,355	919

		1,886,806	1,224,147	1,862,592	1,208,438

Operating expense:

Loss from equity method (notes 4 and 27)		1,047	212	1,033	209
Interest expense		114,545	122,967	113,075	121,389
Fees and commission		124	235	122	232
General and administrative expenses(note 19)		39,157	24,224	38,655	23,914

		154,873	147,638	152,885	145,744

Operating income		1,731,933	1,076,509	1,709,707	1,062,694

Non-operating income (expense):

Loss from disposition of equity method investment securities		(845)	—	(834)	—
Other, net		979	(9,182)	966	(9,064)

		134	(9,182)	132	(9,064)

Income before income taxes		1,732,067	1,067,327	1,709,839	1,053,630

Income taxes (note 20)		—	17,032	—	16,814

Net income	~~W~~	1,732,067	1,050,295	$1,709,839	1,036,816

Ordinary income and net earnings per share in Won and U.S. dollars (note 21)	~~W~~	4,874	3,197	$4.81	3.16

Diluted ordinary income and net earnings per share in Won and U.S. dollars (note 21)	~~W~~	4,591	2,820	$4.53	2.78

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Appropriation of Retained Earnings
For the years ended December 31, 2005 and 2004
Date of Appropriation for 2005: March 21, 2006
Date of Appropriation for 2004: March 30, 2005
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Unappropriated retained earnings:

Balance at beginning of year	~~W~~	1,036,573	504,585	$1,023,270	498,110
Changes in retained earnings of subsidiaries (note 4)		(33,738)	(65,387)	(33,305)	(64,548)
Net income		1,732,067	1,050,295	1,709,839	1,036,816

		2,734,902	1,489,493	2,699,804	1,470,378

Appropriation of retained earnings:

Legal reserve		173,207	105,030	170,984	103,682
Redemption of preferred shares (note 15)		697,807	—	688,852	—
Dividends (note 22)		385,049	347,890	380,107	343,425

		1,256,063	452,920	1,239,943	447,107

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	1,478,839	1,036,573	$1,459,861	1,023,271

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2005 and 2004
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Cash flows from operating activities:

Net income	~~W~~	1,732,067	1,050,295	$1,709,839	1,036,816

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation		652	652	644	644
Amortization		115	111	114	110
Reversal of Allowance for loan losses		(1,373)	(931)	(1,355)	(919)
Provision for retirement and severance benefit		740	505	730	499
Gain from equity method, net		(1,788,574)	(1,108,740)	(1,765,621)	(1,094,512)
Stock compensation costs		7,431	610	7,336	602
Loss from disposition of equity method investment securities		845	—	834	—
Decrease in other assets		869	15,797	857	15,594
Increase (decrease) in other liabilities		(40,947)	24,657	(40,422)	24,341
Retirement and severance benefit paid		(137)	(259)	(135)	(256)
Increase in deposit for severance benefit insurance		(274)	(22)	(270)	(22)
Other, net		2,345	3,088	2,316	3,049

Net cash used in operating activities		(86,241)	(14,237)	(85,133)	(14,054)

Cash flows from investing activities:

Cash provided by investing activities:

Decrease in equity method investment securities		381,502	—	376,606	—
Decrease in loans		632,543	214,060	624,425	211,313
Decrease in fixed assets		36	—	36	—
Decrease in other assets		—	8	—	7
Dividends received		4,846	256,536	4,784	253,244

		1,018,927	470,604	1,005,851	464,564

Cash used in investing activities:

Increase in equity method investment securities		(368,311)	(111,894)	(363,585)	(110,458)
Increase in loans		(360,000)	(46,036)	(355,380)	(45,445)
Purchase of fixed assets		(914)	(915)	(902)	(904)
Increase in other assets		(2,243)	(798)	(2,214)	(787)

		(731,468)	(159,643)	(722,081)	(157,594)

Net cash provided by investing activities		287,459	310,961	283,770	306,970

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2005 and 2004
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Cash flows from financing activities:

Cash provided by financing activities:

Increase in borrowings		409,255	411,036	404,003	405,761
Increase in debentures		780,000	200,000	769,990	197,433
Proceeds from disposition of treasury stock		536	381	529	376

		1,189,791	611,417	1,174,522	603,570

Cash used in financing activities:

Decrease in borrowings		(405,381)	(409,000)	(400,179)	(403,751)
Decrease in debentures		(601,314)	(230,000)	(593,597)	(227,048)
Debentures issuance cost paid		(2,971)	(921)	(2,933)	(909)
Dividends paid		(347,542)	(242,105)	(343,082)	(238,998)
Acquisition of treasury stock		(474)	(323)	(468)	(319)
Stock issuance cost paid		(98)	—	(97)	—

		(1,357,780)	(882,349)	(1,340,356)	(871,025)

Net cash used in financing activities		(167,989)	(270,932)	(165,834)	(267,455)

Net increase in cash and cash equivalents		33,229	25,792	32,803	25,461

Cash and cash equivalents at beginning of year		31,145	5,353	30,745	5,284

Cash and cash equivalents at end of year	~~W~~	64,374	31,145	$63,548	30,745

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004
(1)	General Description of the Company

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Investment Trust Management Co., Ltd. to the Company. The Company was formed for the purpose of providing management services and financing to affiliated companies with ~~W~~1,461,721 million of initial capital stock and the Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

On December 30, 2005, Chohung Bank reached an agreement to merge Shinhan Bank with the merge ratio of 1:3.8678. Under the terms of the agreement, the merger will be consummated on April 1, 2006 and the newly merged bank will change its name to Shinhan Bank. Additionally, on December 30, 2005, Chohung Bank entered into an agreement to spin off its credit card operation and merge with Shinhan Card Co., Ltd. Each share of Chohung Bank will converted into 0.9809 shares of Shinhan Card Co., Ltd. on April 1, 2006.

Furthermore, e-Shinhan was liquidated at November 24, 2005.

As of December 31, 2005, the Company has 12 subsidiaries and its capital stock consists of ~~W~~1,796,037 million in common stock and ~~W~~374,721 million in preferred stock. Details of its subsidiaries are as follows:
(a)	Shinhan Bank

Shinhan Bank was established on September 15, 1981 to engage in commercial banking and trust operations. Shinhan Bank operates through 407 branches and 162 automated teller machine locations and Shinhan Bank’s capital stock amounts to ~~W~~1,224,034 million as of December 31, 2005.

(b)	Chohung Bank

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, which was established on February 19, 1897, and Dong Il Bank, which was established on August 8, 1906, to engage in commercial banking and trust operations. The shares of Chohung Bank were listed on the Korea Exchange on June 3, 1956, and Chohung Bank operates through 453 domestic branches, 84 depositary offices and four overseas branches and Chohung Bank’s capital stock amounts to ~~W~~3,595,592 million as of December 31, 2005. Chohung Bank was delisted from the Korea Exchange on July 2, 2004.

(c)	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of December 31, 2005, it operates through 77 branches and Good Morning Shinhan Securities’s capital stock amounts to ~~W~~796,998 million (including ~~W~~19,117 million of preferred stock).

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(1)	General Description of the Company, Continued
(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses. As of December 31, 2005, Shinhan Life Insurance operates through 112 branches and its capital stock amounts to ~~W~~200,000 million.

The Company acquired all of the outstanding shares of Shinhan Life Insurance Co., Ltd. In exchange for consideration of 0.4382 shares of common stock of the Company for each outstanding common share of Shinhan Life Insurance Co., Ltd. on December 13, 2005.

(e)	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was established on June 1, 2002 under the Credit Specialty Finance Business Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of December 31, 2005, Shinhan Card holds 2.93 million franchise accounts and 3.47 million credit card holders, and Shinhan Card’s capital stock amounts to ~~W~~152,847 million.

(f)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business and it changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Shinhan Capital’s capital stock as of December 31, 2005 amounts to ~~W~~80,000 million.

(g)	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”) was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Shinhan BNP Paribas ITMC’s capital stock as of December 31, 2005 amounts to ~~W~~40,000 million.

(h)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of December 31, 2005 amounts to ~~W~~77,644 million.

(i)	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business. SH&C Life Insurance’s capital stock as of December 31, 2005 amounts to ~~W~~30,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(1)	General Description of the Company, Continued
(j)	Shinhan Macquarie Financial Advisory Co., Ltd.

Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated on August 1, 2001 to engage in the business of financial advisory services and cross border leasing. Shinhan Macquarie’s capital stock as of December 31, 2005 amounts to ~~W~~1,000 million.

(k)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in the business of debt collection services and credit research. Shinhan Credit Information’s capital stock as of December 31, 2005 amounts to ~~W~~3,000 million.

(l)	Shinhan Private Equity

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 16, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of December 31, 2005 amounts to ~~W~~10,000 million.
Ownerships of the Company’s subsidiaries as of December 31, 2005 and 2004 are as follows:

		2005		2004
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)
The Company	Shinhan Bank	214,205,935	100.0	244,806,782	100.0
	Chohung Bank	719,118,429	100.0	719,118,429	100.0
	Good Morning Shinhan Securities	159,399,664	100.0	159,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	—	—
	Shinhan Card	30,569,400	100.0	30,569,400	100.0
	Shinhan Capital	12,250,000	100.0	16,000,000	100.0
	Shinhan BNP Paribas ITMC	4,000,001	50.0	4,000,001	50.0
	Jeju Bank	9,692,369	62.4	9,692,369	62.4
	SH&C Life Insurance	3,000,001	50.0	3,000,001	50.0
	e-Shinhan	—	—	415,495	73.7
	Shinhan Macquarie	102,000	51.0	102,000	51.0
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
Shinhan Bank	The Company	2,420,955	0.7	—	—
Chohung Bank	The Company	8,985,567	2.5	8,985,567	2.8
Good Morning Shinhan Securities	The Company	203,675	0.1	1,444	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~1,013.0 to US$1, the basic exchange rate on December 31, 2005. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

The Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 16 (“Income Taxes of Accounting”) and No. 17 (“Provision, Contingent Liabilities and Contingent Assets”), effective from the first fiscal year beginning after December 31, 2004. In addition, the Company has adopted SKAS No. 15 (“The Equity Method of Accounting”), with encouraged earlier application at the year ended December 31, 2004. Except for the adoption of aforementioned accounting standards, the same accounting policies are applied for the non-consolidated financial statements both as of and for the years ended December 31, 2005 and 2004.

(d)	Allowance for Loan Losses

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(e)	Equity Method Investment Securities

Equity securities held for investment in companies in which the Company is able to exercise significant control over the investees are accounted for using the equity method.

Under the equity method, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is considered as goodwill (negative goodwill) and amortized by the straight-line method over a reasonable period, generally less than 20 years. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews the goodwill amount for any impairment.

Under the equity method, the Company does not record its share of loss of an affiliate company when such loss would make the Company’s investment in such entity less than zero. If the Company holds preferred stock or long-term debt issued by the affiliate, the Company’s share of loss of the affiliate remains recorded until such investment is reduced to zero.

(f)	Fixed Assets
i)	Tangible Assets

Tangible assets are stated at cost. Significant additions or improvements extending value or useful lives of assets are capitalized, where normal maintenance and repairs are charged to expense when incurred.

The depreciation method and useful lives of tangible assets are as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	"	"
Leasehold improvement	Straight-line	"
ii)	Intangible Assets

Intangible assets are stated at acquisition cost less amortization computed using the straight-line method over five years.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(g)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(h)	Discount on Debentures

Discount on debentures issued, which represents the difference between the face value of debentures issued and the issuance price of debentures, is amortized on the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(i)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

(j)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~1,013.0 and ~~W~~1,043.80 to US$1, the rates of exchange on December 31, 2005 and 2004, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(k)	Stock Options

The stock option program allows the Company’s employees to acquire shares of the Company or to be compensated for the market price difference. In case of stock grant type, the Company values stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and a capital adjustment over the period in which the options vest. In case of price compensation type, the Company recognizes the compensation expense as an expense and a liability over the period in which the options vest.

(l)	Provision

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. The Company recognizes the reimbursement as a separate asset when it is virtually certain that reimbursement will be received if the Company settles the obligation. In such cases, the expense relating to a provision is presented net of the amount recognized for a reimbursement.

(m)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(3)	Cash and Due from Banks

As of December 31, 2005 and 2004, ~~W~~5.5 million and ~~W~~2.5 million of cash and due from banks is restricted for guarantee deposits on bank accounts, respectively.

(4)	Securities

Securities as of December 31, 2005 and 2004 consist solely of equity method investment securities and details are as follows:
(in millions of Won)

	2005
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Subsidiaries	balance		dividend, net	gain (loss)	earnings	adjustments	balance
Shinhan Bank	~~W~~	4,125,253	(367,210)	826,156	(1,590)	(82,638)	4,499,971
Chohung Bank		2,891,019	220,714	777,844	(1,807)	363,775	4,251,545
Good Morning Shinhan Securities		843,500	—	74,629	(30,311)	12,320	900,138
Shinhan Life Insurance		—	730,432	2,565	—	4,791	737,788
Shinhan Card		168,708	—	52,741	—	—	221,449
Shinhan Capital		122,525	(12,000)	36,418	—	4,846	151,789
Shinhan BNP Paribas ITMC		22,810	(2,400)	3,725	—	(32)	24,103
Jeju Bank		53,036	—	7,825	(30)	(61)	60,770
SH&C Life Insurance		14,614	—	2,680	—	(1,781)	15,513
e-Shinhan		2,887	(2,861)	—	—	(23)	—
Shinhan Macquarie		1,098	(2,446)	2,637	—	—	1,289
Shinhan Credit Information		6,862	—	2,401	—	—	9,263
Shinhan PE		9,788	—	(1,047)	—	—	8,741

	~~W~~	8,262,100	564,229	1,788,574	(33,738)	301,194	10,882,359

Effective year 2005, Shinhan Bank and Chohung Bank have provided an allowance for possible losses on unused loan commitments. Additionally, effective year 2005, Shinhan Bank and Chohung Bank have provided an allowance for possible losses on outstanding guarantees, which are classified as normal and precautionary, and contingent guarantees. As a result of aforementioned accounting changes, other allowance of Shinhan Bank and Chohung Bank increased by ~~W~~99,547 million and ~~W~~107,555 million, respectively, and allowance for guarantees and acceptances of Shinhan Bank and Chohung Bank increased by ~~W~~12,578 million and ~~W~~8,309 million, respectively as of December 31, 2005.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(4)	Securities, Continued

The changes in goodwill (negative goodwill) for the year ended December 31, 2005 are as follows:
(in millions of Won)

	Beginning			Amortization	Ending
	balance		Increase	(reversal)	balance
Chohung Bank	~~W~~	922,468	220,714	77,457	1,065,725
Good Morning Shinhan Securities		127,534	—	17,004	110,530
Shinhan Life Insurance		—	418,029	3,484	414,545
Jeju Bank		(4,970)	—	(685)	(4,285)

	~~W~~	1,045,032	638,743	97,260	1,586,515

The market values of the shares of Jeju Bank owned by the Company are ~~W~~68,816 million as of December 31, 2005 (~~W~~7,100 per share).
(in millions of Won)

	2004
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Subsidiaries	balance		dividend, net	gain (loss)	earnings	adjustments	balance
Shinhan Bank	~~W~~	2,946,530	(244,807)	683,687	(1,353)	741,196	4,125,253
Chohung Bank		1,861,649	308,202	378,026	(10,204)	353,346	2,891,019
Good Morning Shinhan Securities		546,872	292,116	7,992	(53,800)	50,320	843,500
Shinhan Card		163,136	—	5,572	—	—	168,708
Shinhan Capital		105,448	(8,000)	23,009	—	2,068	122,525
Shinhan BNP Paribas ITMC		22,486	(2,000)	2,279	—	45	22,810
Jeju Bank		48,713	—	5,216	(38)	(855)	53,036
SH&C Life Insurance		13,021	—	187	—	1,406	14,614
e-Shinhan		2,725	—	162	—	—	2,887
Shinhan Macquarie		1,843	(1,730)	977	8	—	1,098
Shinhan Credit Information		1,969	1,529	1,845	—	1,519	6,862
Shinhan PE		—	10,000	(212)	—	—	9,788

	~~W~~	5,714,392	355,310	1,108,740	(65,387)	1,149,045	8,262,100

The changes in goodwill (negative goodwill) for the year ended December 31, 2004 are as follows:
(in millions of Won)

	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Chohung Bank	~~W~~	820,239	166,516	64,287	922,468
Good Morning Shinhan Securities		144,538	—	17,004	127,534
Jeju Bank		(5,655)	—	(685)	(4,970)

	~~W~~	959,122	166,516	80,606	1,045,032

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(5)	Loans
(a)	Loans as of December 31, 2005 and 2004 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Loans in Won	~~W~~	1,340,000	1,550,000	$1,322,804	1,530,109
Loans in foreign currencies		70,910	135,609	70,000	133,869
Privately placed bonds		73,140	73,140	72,201	72,201

		1,484,050	1,758,749	1,465,005	1,736,179
Less: allowance for loan losses		(7,420)	(8,794)	(7,325)	(8,681)

	~~W~~	1,476,630	1,749,955	$1,457,680	1,727,498

(b)	Details of loans as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

	Borrower	Interest rate (%)	2005		2004
Loans in Won	Shinhan Card	4.49 - 6.28	~~W~~	750,000	1,050,000
	Shinhan Capital	4.33 - 8.12		500,000	500,000
	Good Morning Shinhan Securities	5.25		70,000	—
	Jeju Bak	6.43		20,000	—

				1,340,000	1,550,000

Loans in foreign currencies	Shinhan Capital	Libor+0.9		70,910	135,609

Privately placed bonds	Shinhan Bank	7.42		50,000	50,000
	Jeju Bank	8.14		23,140	23,140

				73,140	73,140

			~~W~~	1,484,050	1,758,749

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(5)	Loans, Continued
(c)	The maturities of loans as of December 31, 2005 and 2004 are as follows:
(in millions of Won)

			Loans
	Loans		in foreign	Privately
At December 31, 2005	in Won		currencies	placed bonds	Total
Due in 3 months or less	~~W~~	270,000		—	270,000
Due after 3 months through 6 months		250,000	—	—	250,000
Due after 6 months through 12 months		130,000	30,390	—	160,390
Due after 1 year through 3 years		430,000	40,520	73,140	543,660
Thereafter		260,000	—	—	260,000

	~~W~~	1,340,000	70,910	73,140	1,484,050

(in millions of Won)

			Loans
	Loans		in foreign	Privately
At December 31, 2004	in Won		currencies	placed bonds	Total
Due in 3 months or less	~~W~~	180,000	31,314	—	211,314
Due after 3 months through 6 months		160,000	—	—	160,000
Due after 6 months through 12 months		230,000	31,229	—	261,229
Due after 1 year through 3 years		760,000	73,066	3,140	836,206
Thereafter		220,000	—	70,000	290,000

	~~W~~	1,550,000	135,609	73,140	1,758,749

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(6)	Fixed Assets
     Fixed assets as of December 31, 2005 and 2004 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Property and equipment:
Vehicles	~~W~~	391	425	$386	420
Furniture and fixtures		1,391	1,168	1,373	1,153
Other		1,704	1,493	1,682	1,473

		3,486	3,086	3,441	3,046
Less: accumulated depreciation		(2,286)	(1,784)	(2,257)	(1,761)

		1,200	1,302	1,184	1,285

Intangible assets:

Other		1,090	862	1,076	851

	~~W~~	2,290	2,164	$2,260	2,136

As of December 31, 2005 and 2004, the Company maintains insurance policies covering loss and liability arising from automobile accidents.
(7)	Other Assets
     Other assets as of December 31, 2005 and 2004 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Guarantee deposits paid	~~W~~	10,082	7,840	$9,953	7,740
Accounts receivable		14,809	6,234	14,619	6,154
Accrued income		8,466	11,044	8,357	10,902
Prepaid expenses		724	12	715	12
Prepaid income taxes		577	—	570	—
Other		1,820	1,819	1,796	1,795

	~~W~~	36,478	26,949	$36,010	26,603

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(8) Borrowings
(a)	Borrowings as of December 31, 2005 and 2004 consist of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Borrowings in Won	~~W~~	85,188	50,000	$84,095	49,358
Borrowings in foreign currencies		70,910	104,380	70,000	103,041

	~~W~~	156,098	154,380	$154,095	152,399

(b)	The maturities of borrowings as of December 31, 2005 and 2004 are as follows:

	(in millions of Won)
			Borrowings
	Borrowings		in foreign
At December 31, 2005	in Won		currencies	Total
Due in 3 months or less	~~W~~	20,188	—	20,188
Due after 3 months through 6 months		65,000	—	65,000
Due after 6 months through 12 months		—	30,390	30,390
Due after 1 year through 3 years		—	40,520	40,520

	~~W~~	85,188	70,910	156,098

	(in millions of Won)
			Borrowings
	Borrowings		in foreign
At December 31, 2004	in Won		currencies	Total
Due in 3 months or less	~~W~~	—	31,314	31,314
Due after 3 months through 6 months		—	—	—
Due after 6 months through 12 months		50,000	—	50,000
Due after 1 year through 3 years		—	73,066	73,066

	~~W~~	50,000	104,380	154,380

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(9)	Debentures
(a)	Debentures as of December 31, 2005 and 2004 consist of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Debentures in Korean Won	~~W~~	2,130,000	1,920,000	$2,102,665	1,895,360
Debentures in foreign currencies		—	31,314	—	30,912

		2,130,000	1,951,314	2,102,665	1,926,272
Less: discount on debentures		(3,957)	(3,212)	(3,906)	(3,171)

	~~W~~	2,126,043	1,948,102	$2,098,759	1,923,101

     (b) The maturities of debentures as of December 31, 2005 and 2004 are as follows:

	(in millions of Won)
	Debentures in		Debentures in
At December 31, 2005	Korean Won		foreign currencies	Total
Due in 3 months or less	~~W~~	270,000	—	270,000
Due after 3 months through 6 months		350,000	—	350,000
Due after 6 months through 12 months		380,000	—	380,000
Due after 1 year through 3 years		570,000	—	570,000
Thereafter		560,000	—	560,000

	~~W~~	2,130,000	—	2,130,000

	(in millions of Won)
	Debentures in		Debentures in
At December 31, 2004	Korean Won		foreign currencies	Total
Due in 3 months or less	~~W~~	180,000	—	180,000
Due after 3 months through 6 months		160,000	—	160,000
Due after 6 months through 12 months		230,000	31,314	261,314
Due after 1 year through 3 years		1,130,000	—	1,130,000
Thereafter		220,000	—	220,000

	~~W~~	1,920,000	31,314	1,951,314

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(10)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2005 and 2004 are as follows:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Estimated severance liability at beginning of year	~~W~~	776	530	$766	523
Provision		740	505	730	499
Payment		(137)	(259)	(135)	(256)

Estimated severance liability at end of year		1,379	776	1,361	766
Less: deposit for severance benefit insurance		(827)	(552)	(816)	(545)

Net balance at end of year	~~W~~	552	224	$545	221

(11)	Other Liabilities

Other liabilities as of December 31, 2005 and 2004 consist of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Withholding taxes	~~W~~	491	464	$485	458
Dividends payable		1,284	937	1,267	925
Accounts payable		20,990	180,979	20,721	178,657
Accrued expenses		19,656	14,627	19,404	14,439
Income tax payable		—	25,330	—	25,005

	~~W~~	42,421	222,337	$41,877	219,484

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(12)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the years ended December 31, 2005 and 2004 are as follows:

		(in millions of Won)
Revenue earned by	Expense incurred by	2005		2004
Shinhan Financial Group	Shinhan Bank	~~W~~	5,356	4,352
”	Good Morning Shinhan Securities		3,375	5,941
”	Shinhan Card		52,710	63,146
”	Shinhan Capital		32,537	39,066
”	Jeju Bank		1,834	1,759

			95,812	114,264

Shinhan Bank	Shinhan Financial Group		68	32
”	Chohung Bank		17,814	2,390
”	Good Morning Shinhan Securities		444	2,490
”	Shinhan Life Insurance		1,219	—
”	Shinhan Card		37,927	39,862
”	Shinhan Capital		4,350	3,425
”	Jeju Bank		4	75
”	Shinhan Credit Information		270	244
”	SH&C Life Insurance		15,942	12,677
”	Shinhan BNP Paribas ITMC		588	—
Chohung Bank	Shinhan Bank		17,513	7,687
”	Shinhan Life Insurance		1,690	—
Chohung Bank	Shinhan Capital		570	812
”	Shinhan Card		1,571	1,047
”	Good Morning Shinhan Securities		91	51
”	SH&C Life Insurance		26,525	12,565
”	Shinhan Credit Information		3	—
Good Morning Shinhan Securities	Shinhan Bank		583	833
”	Shinhan Life Insurance		5	—
”	Chohung Bank		185	411
”	Shinhan Card		663	866
”	Shinhan BNP Paribas ITMC		212	204
”	SH&C Life Insurance		5	15
Shinhan Life Insurance	Shinhan Bank		695	—
”	Chohung Bank		159	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(12)	Related Party Transactions, Continued

		(in millions of Won)
Revenue earned by	Expense incurred by	2005		2004
Shinhan Card	Shinhan Bank		309	156
”	Chohung Bank		697	—
”	Good Morning Shinhan Securities		—	6
”	Jeju Bank		275	—
”	SH&C Life Insurance		4,902	3,980
”	Shinhan Credit Information		—	35
Shinhan Capital	Shinhan Bank		6,575	3,679
”	Chohung Bank		1,054	4,523
”	Shinhan Card		1	—
Shinhan BNP Paribas ITMC	Shinhan Bank		377	446
”	Chohung Bank		52	—
Jeju Bank	Shinhan Bank		6	3
”	Chohung Bank		16	13
”	Shinhan Life Insurance		25	—
”	SH&C Life Insurance		384	182
SH&C Life Insurance	Shinhan Bank		10	1,227
”	Chohung Bank		2	—
”	Jeju Bank		—	1
Shinhan Macquarie	Shinhan Bank		180	22
e-Shinhan	Shinhan Bank		—	700
”	Shinhan Card		93	—
”	Shinhan Financial Group		63	179
”	Good Morning Shinhan Securities		—	100
”	Chohung Bank		—	600
Shinhan Credit Information	Shinhan Bank		3,134	2,878
”	Chohung Bank		6,968	3,816
”	Good Morning Shinhan Securities		52	13
”	Shinhan Life Insurance		36	—
”	Shinhan Card		7,419	8,333
”	Shinhan Capital		80	113
”	Jeju Bank		101	203
Shinhan PE	Shinhan Bank		199	—

			162,106	116,894

		~~W~~	257,918	231,158

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(12)	Related Party Transactions, Continued
(b)	Account balances

Significant balances with the related parties as of December 31, 2005 and 2004 are as follows:

		(in millions of Won)
Creditor	Debtor	2005		2004
Shinhan Financial Group	Shinhan Bank	~~W~~	133,982	94,948
”	Chohung Bank		3,494	—
”	Good Morning Shinhan Securities		71,344	—
”	Shinhan Card		755,094	1,056,661
”	Shinhan Capital		574,628	640,348
”	Jeju Bank		43,340	23,326
”	Shinhan Credit Information		112	89

			1,581,994	1,815,372

Shinhan Bank	Chohung Bank		12,913	21,919
”	Good Morning Shinhan Securities		5,223	5,753
”	Shinhan Life Insurance		78,707	—
”	Shinhan Card		42,078	9,974
”	Shinhan Capital		1,271	64,133
”	SH&C Life Insurance		595	1,199
”	Shinhan BNP Paribas ITMC		136	—
Chohung Bank	Shinhan Bank		397	8,373
”	Good Morning Shinhan Securities		6	—
”	Shinhan Life Insurance		37,790	—
”	Shinhan Capital		116	732
”	SH&C Life Insurance		2,719	1,956
Good Morning Shinhan Securities	Shinhan Bank		15,739	13,387
”	Chohung Bank		5,321	9,270
”	Shinhan Life Insurance		268	—
”	SH&C Life Insurance		—	1
”	Shinhan Card		63	—
Shinhan Life Insurance	Shinhan Bank		11,502	—
”	Jeju Bank		14	—
”	Chohung Bank		3,434	—
Shinhan Card	Shinhan Financial Group		309	—
”	Shinhan Bank		12,847	1,616
”	Chohung Bank		—	1
”	Good Morning Shinhan Securities		5,326	4,635
”	Shinhan Life Insurance		1,016	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(12) Related Party Transactions, Continued

		(in millions of Won)
Creditor	Debtor	2005		2004
Shinhan Card	Shinhan BNP Paribas ITMC		55	—
”	SH&C Life Insurance		508	431
”	Shinhan Credit Information		56	—
”	Shinhan Capital		42	—
Shinhan Capital	Shinhan Bank		81,264	75,398
”	Chohung Bank		3,524	9,320
Shinhan BNP Paribas ITMC	Shinhan Bank		9,207	12,986
”	Shinhan Life Insurance		303	—
”	Good Morning Shinhan Securities		3,496	3,496
Jeju Bank	SH&C Life Insurance		23	26
”	Shinhan Life Insurance		25	—
SH&C Life Insurance	Shinhan Bank		507	856
”	Chohung Bank		562	873
”	Shinhan Life Insurance		130	—
e-Shinhan	Shinhan Bank		—	2,837
Shinhan Macquarie	Shinhan Bank		9,349	4,027
Shinhan Credit Information	Shinhan Bank		4,629	3,341
”	Chohung Bank		661	435
”	Good Morning Shinhan Securities		—	1
”	Shinhan Card		669	702
”	Jeju Bank		74	71
Shinhan PE	Shinhan Bank		6,990	9,412

			359,864	267,161

		~~W~~	1,941,858	2,082,533

(c)	Guarantees and acceptances

The guarantees and acceptances provided between the related parties as of December 31, 2005 are as follows:

		(in millions of Won)
			Amount
Creditor	Debtor	Account	guaranteed
Shinhan Financial Group	Good Morning Shinhan Securities	Lease guarantee	~~W~~	50,000
”	SH&C Life Insurance	Guarantees for loans		7,000
Shinhan Bank	Shinhan Capital	Letter of credit		12,880
”	Shinhan Finance	Guarantees for loans		2,238
Chohung Bank	Chohung Finance	Guarantees for letter of credit		3,596

			~~W~~	75,714

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(13)	Assets and Liabilities Denominated in Foreign Currency

Assets and liabilities denominated in foreign currency as of December 31, 2005 and 2004 are as follows:

	(in millions of Won and thousands of U.S. dollars)
	Foreign currency		Won equivalent
	2005	2004	2005		2004
Assets:

Loans	$70,000	129,919	~~W~~	70,910	135,609
Other assets	388	853		393	890

	$70,388	130,772	~~W~~	71,303	136,499

Liabilities:

Borrowings	$70,000	100,000	~~W~~	70,910	104,380
Debentures	—	30,000		—	31,314
Discount on debentures	—	(20)		—	(21)
Other liabilities	371	791		376	825

	$70,371	130,771	~~W~~	71,286	136,498

(14)	Commitments and Contingencies

On July 9, 2003, the Company made an agreement with the KDIC to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Additionally, in accordance with the agreement, the Company would be required to pay contingent consideration to the KDIC in relation to the earnings in the future and changes in fair value of assets and liabilities of Chohung Bank and the details are as follows:
•	Asset Indemnity Payment

Amount	:	~~W~~652,284 million — asset indemnity amount for corporate loans, returned KAMCO loans and credit card loans
Payment date	:	earlier of 60 days after the date asset indemnity is determined as of June 30, 2005 or the date as agreed on
Interest	:	4.3% per annum
•	General Indemnity Payment

Amount	:	~~W~~166,516 million (may be offset by any amounts due and payable by the KDIC to the Company in connection with the breach of representation or warranty)
Payment date	:	the second anniversary date of cash portion closing date
Interest	:	4.3% per annum
•	Earn Out Payment

Amount :	20% of the total excess amount, which means net income of Chohung Bank for fiscal years of 2004, 2005 and 2006 in excess of ~~W~~1,800 billion
Payment date :	within 30 days after the date excess amount is determined for the fiscal year of 2006
The Company made adjustments to reflect the General Indemnity Payment of ~~W~~166,516 million in 2004 and the Asset Indemnity Payment of ~~W~~220,714 million as additions to goodwill. Other contingent considerations were not included in the acquisition cost, for the amount was not determinable.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(15)	Capital Stock
(a)	Details of preferred stock issued by the Company are as follows:

		Predetermined
	Number of	dividend rate
	shares	(%)(*)	Redeemable period
Redeemable preferred stock:
Series 1	9,316,792	4.04	August 19, 2004 - August 18, 2006
Series 2	9,316,792	4.04	August 19, 2005 - August 18, 2007
Series 3	9,316,792	4.04	August 19, 2006 - August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 6	3,500,000	7.00	July 19, 2006 - August 18, 2006
Series 7	2,433,334	7.46	July 19, 2008 - August 18, 2008
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010

	52,583,961
Redeemable convertible preferred stock:
Series 9 (**)	22,360,301	2.02	August 19, 2006 - August 18, 2008

	74,944,262

(*)	Based on issue price

(**)	Convertible period	: August 19, 2004 — August 18, 2007

	Conversion ratio	: 1 common share to 1 preferred share

	Conversion price in Won	: ~~W~~18,086
(b)	Details of changes in capital stock for the years ended December 31, 2005 and 2004 are as follows:

	(in millions of Won, except shares)
	Number of	Capital		Preferred	Capital
	shares	stock		stock	surplus
Balance at January 1, 2004	391,705,864	~~W~~	1,472,007	486,523	3,316,380
Share exchange	24,917,711		124,588	—	402,184
Disposition of treasury stock	—		—	—	59

Balance at December 31, 2004	416,623,575	~~W~~	1,596,595	486,523	3,718,623

Share exchange	17,528,000		87,640	—	641,427
Preferred stock converted into common stock	—		111,802	(111,802)	—
Disposition of treasury stock	—		—	—	62

Balance at December 31, 2005	434,151,575	~~W~~	1,796,037	374,721	4,360,112

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(15)	Capital Stock, Continued
(c)	Details of preferred stock to be redeemed by appropriations of retained earnings
(in millions of Won, except price per share)

			Redemption
	Number of		price		Redemption
	shares	Redemption date	per share		amount
Series 1 redeemable preferred stock	9,316,792	August 18, 2006	~~W~~	18,544.423		172,774
Series 6 redeemable preferred stock	3,500,000	August 18, 2006		150,009.411		525,033

	12,816,792				~~W~~	697,807

(*)	Redemption amount was calculated assuming that such redeemable preferred stock would be redeemed at the maturity date with agreed dividends yields (4.04 percent for Series 1 and 0.01 percent for Series 6); therefore actual amount may be different at the date of actual redemption.
(16)	Retained Earnings
Retained earnings as of December 31, 2005 and 2004 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Legal reserve	~~W~~	223,722	118,692	$220,851	117,169
Retained earnings before appropriation		2,734,902	1,489,493	2,699,804	1,470,378

	~~W~~	2,958,624	1,608,185	$2,920,655	1,587,547

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.
(17)	Capital Adjustment
Capital adjustments as of December 31, 2005 and 2004 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Unrealized gain on equity method investment securities	~~W~~	634,936	383,098	$626,788	378,182
Unrealized loss on equity method investment securities		(4,576)	(53,932)	(4,517)	(53,240)
Stock options (note 18)		17,163	8,179	16,943	8,074

	~~W~~	647,523	337,345	$639,214	333,016

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(18)	Stock Options
(a)	Details of stock options as of December 31, 2005 and 2004 are as follows:

Grant date	March 30, 2005	March 25, 2004	May 15, 2003	May 22, 2002

Options granted	2,695,200 options	1,301,600 options	1,156,300 options	1,004,200 options
Options expired to date	690,979 options	52,995 options	344,716 options	309,557 options

Options outstanding	2,004,221 options	1,248,605 options	811,584 options	694,643 options
Type of stock options	Stock grant or price compensation	Stock grant or price compensation	Price compensation	Price compensation
Exercise price in Won	~~W~~28,006	~~W~~21,595	~~W~~11,800	~~W~~18,910
Exercise period	Within four years after three years from grant date	Within three years after two years from grant date	Within four years after two years from grant date	Within four years after two years from grant date
Forfeited period	After seven years from grant date	After five years from grant date	After six years from grant date	After six years from grant date
Assumptions used to determine the fair value of options:

Risk-free interest rate		4.07%		4.39%	—	—
Expected exercise period	5 years		3.5 years		—	—
Expected stock price volatility		17.92%		19.85%	—	—
Expected dividend yield		—		—	—	—
Expected ratios of no-exercise		—		—	—	—
Weighted average fair value	~~W~~	11,201	~~W~~	7,696	—	—
(b)	Changes in stock compensation costs for the year ended December 31, 2005 are as follows:
(in millions of Won)

		Personnel of
Grant date	Stock compensation cost	The Company		Subsidiaries	Total
March 30, 2005	Recorded at beginning of the period	~~W~~	—	—	—
	Incurred during the period		767	7,858	8,625
	To be recorded in subsequent periods		1,272	12,553	13,825

March 25, 2004	Recorded at beginning of the period		935	2,850	3,785
	Incurred during the period		1,095	3,658	4,753
	To be recorded in subsequent periods		386	685	1,071

May 15, 2003	Recorded at beginning of the period		1,035	3,360	4,395
	Incurred during the period		3,299	15,693	18,992
	To be recorded in subsequent periods		—	—	—

May 22, 2002	Recorded at beginning of the period		664	2,384	3,048
	Incurred during the period		2,270	9,760	12,030
	To be recorded in subsequent periods		—	—	—
For stock options granted at March 30, 2005 and March 25, 2004, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of the Company. Therefore, in relation to those stock options, stock compensation costs have been recorded as long-term payables by the subsidiaries and as accounts receivable by the Company.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(19)	General and Administrative Expenses
Details of general and administrative expenses for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Salaries	~~W~~	22,813	13,363	$22,520	13,192
Provision for retirement and severance benefits		740	505	730	499
Other employees benefits		1,607	866	1,587	855
Rental		520	497	513	491
Entertainment		782	663	772	654
Depreciation		652	652	644	644
Amortization		115	111	114	110
Taxes and dues		2,209	835	2,181	824
Advertising		15	28	14	27
Fees and commission		6,034	3,600	5,957	3,554
Other		3,670	3,104	3,623	3,064

	~~W~~	39,157	24,224	$38,655	23,914

(20)	Income Taxes
(a)	The Company is subject to income taxes based on taxable income, Which result in the normal tax rate of 27.5%.

In December 2003, the Korean government reduced the corporate income tax rate (including resident tax) beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate is reduced from 29.7% to 27.5%.

The components of income tax expense for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005		2004
Current income tax expense	~~W~~	—	17,032
Changes in deferred tax arising from temporary differences		—	—

Income tax expense	~~W~~	—	17,032

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(20)	Income Taxes, Continued
(b)	The reconciliation of accounting income and taxable income for the years ended December 31, 2005 and 2004 is as follows:
(in millions of Won)

	2005		2004
Net income before income tax expense	~~W~~	1,732,067	1,067,327
Permanent difference		298,095	696,831
Temporary difference		(2,049,376)	(1,706,751)

Taxable income(loss)	~~W~~	(19,214)	57,407

(c)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won)

	2005
	Beginning				Ending
	balance (*)		Increase	Decrease	balance
Temporary differences:
Securities	~~W~~	(1,041,921)	(1,749,990)	5,408	(2,797,319)
Retirement and severance benefits		466	499	137	828
Accrued income		(299)	(299)	(299)	(299)
Deposit for severance benefit insurance		(466)	(509)	(147)	(828)
Other		6	7,269	6	7,269

		(1,042,214)	(1,743,030)	5,105	(2,790,349)

Unrealizable temporary differences on gain from equity method		1,042,173			2,793,626

Net temporary differences	~~W~~	(41)			3,277

Tax effects of temporary differences		(11)			901

Tax effects of tax loss carryforwards		—			5,284

Net tax effects	~~W~~	(11)			6,185

Tax effects recorded in financial statements	~~W~~	—			—

Net tax effects ~~W~~6,185 million as of December 31, 2005 are not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(20)	Income Taxes, Continued
(in millions of Won)

			2004
	Beginning				Ending
	balance (*)		Increase	Decrease	balance
Temporary differences:

Securities	~~W~~	12,199	91,066	—	103,265
Retirement and severance benefits		251	215	—	466
Gain from equity method		(268,310)	(1,108,740)	(256,536)	(1,120,514)
Accrued income		(11,334)	(299)	(11,334)	(299)
Deposit for severance benefit insurance		(251)	(215)	—	(466)
Other		10	—	6	5

		(267,435)	(1,017,973)	(267,864)	(1,017,543)

Unrealizable temporary differences on gain from equity method		263,171			1,017,503

Net temporary differences	~~W~~	(4,264)			(40)

Tax effects of temporary differences		(1,172)			(11)
Tax effects of tax loss carryforwards		13,706			—

Net tax effects	~~W~~	12,534			(11)

Tax effects recorded in financial statements	~~W~~	—			—

(*)	Amount resulting from prior year tax return is reflected in the current year.
(d)	Effective income tax rate for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won, except tax rate)

	2005		2004
Net income before income tax expense	~~W~~	1,732,067	1,067,327
Income tax expense	~~W~~	—	17,032

Effective income tax rate (%)		—	1.60%

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(21)	Earnings Per Share
(a)	Earnings per share
Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s ordinary income and net earnings per share for the years ended December 31, 2005 and 2004 are computed as follows:
(in millions of Won, except per share)

	2005		2004
Net income for year	~~W~~	1,732,067	1,050,295
Less: extraordinary gain		—	—
dividends on preferred stock		106,972	115,141

Ordinary income available for common stock		1,625,095	935,154
Weighted average number of common shares outstanding (**)		333,424,457	292,467,357

Ordinary income per share in Won		4,874	3,197

Net earnings per share in Won	~~W~~	4,874	3,197

(**)	Shares held by subsidiaries are considered.
(b)	Diluted earnings per share
For the year ended December 31, 2005, if convertible preferred stock and stock options were exercised, 25,613,127 shares of common stock would be issued, and if preferred stock were converted into common stock on issue date, weighted average number of common shares outstanding would be 355,784,758.

Details of diluted ordinary/net earnings per share due to dilutive effect for the years ended December 31, 2005 and 2004 are as follows:
(in millions of Won, except per share)

	2005		2004
Ordinary income available for common stock	~~W~~	1,625,095	935,154
Add: dividends on convertible preferred stock		8,169	16,338
stock compensation costs		—	583

Diluted ordinary income/net earnings		1,633,264	952,075
Weighted average number of common shares outstanding		355,784,758	337,600,441

Diluted ordinary income per share in Won	~~W~~	4,591	2,820

Net earnings per share in Won	~~W~~	4,591	2,820

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(21)	Earnings Per Share, Continued
(c)	Securities applicable to common shares

		Number of shares
	Convertible period	to be issued
Redeemable convertible preferred stock	August 19, 2004 — August 18, 2007	22,360,301
Stock options	May 15, 2005 — June 15, 2009	1,248,605
Stock options	March 26, 2006 — March 25, 2009	2,004,221

		25,613,127

(d)	Ordinary income per share and net earnings per share for each quarters ended December 31, 2005 are as follows:

					(in Won)
	1st quarter		2nd quarter	3rd quarter	4th quarter
Ordinary income and net earnings per share	~~W~~	1,159	1,423	1,219	1,309
Diluted ordinary income and net earnings per share		1,023	1,257	1,077	1,253

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(22) Dividends
     (a) Dividends for the years ended December 31, 2005 and 2004 are as follow:

			(in millions of Won, except per share)
	2005
	Common		Preferred
	shares		shares	Total
Total number of share issued and outstanding		359,207,313	74,944,262	434,151,575
Shares excluded (*)		11,610,197	—	11,610,197

		347,597,116	74,944,262	422,541,378
Face value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	800 (16%)	1,427(28.55%)	911(18.23%)

Dividends	~~W~~	278,077	106,972	385,049

(*)	Dividends on shares held by subsidiaries as of December 31, 2005 are not paid.

(**)	Dividends per share on preferred stock are weighted average amount and details are as follows:

		(in millions of Won, except per share)
	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends
Redeemable preferred stock:

Series 1	9,316,792	730.67	14.61	6,807
Series 2	9,316,792	"	"	6,807
Series 3	9,316,792	"	"	6,807
Series 4	9,316,792	"	"	6,807
Series 5	9,316,793	"	"	6,808
Series 6	3,500,000	10,500.00	210.00	36,750
Series 7	2,433,334	11,190.00	223.80	27,230
Series 8	66,666	11,790.00	235.80	787

	52,583,961			98,803

Redeemable convertible preferred stock:

Series 9	22,360,301	365.34	7.31	8,169

	74,944,262			106,972

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(22) Dividends, Continued

			(in millions of Won, except per share)
	2004
	Common		Preferred
	shares		shares	Total
Total number of share issued and outstanding		319,319,011	97,304,564	416,623,575
Shares excluded (*)		8,987,011	—	8,987,011

		310,332,000	97,304,564	407,636,564
Face value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	750 (15%)	1,183 (23.66%)	853 (17.06%)

Dividends	~~W~~	232,749	115,141	347,890

(*)	Dividends on shares held by subsidiaries as of December 31, 2004 are not paid.

(**)	Dividends per share on preferred stock are weighted average amount and details are as follows:

		(in millions of Won, except per share)
	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends
Redeemable preferred stock:

Series 1	9,316,792	730.67	14.61	6,807
Series 2	9,316,792	"	"	6,807
Series 3	9,316,792	"	"	6,807
Series 4	9,316,792	"	"	6,807
Series 5	9,316,793	"	"	6,808
Series 6	3,500,000	10,500.00	210.00	36,750
Series 7	2,433,334	11,190.00	223.80	27,230
Series 8	66,666	11,790.00	235.80	786

	52,583,961			98,802

Redeemable convertible preferred stock:

Series 9	44,720,603	365.34	7.31	16,339

	97,304,564			115,141

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(22) Dividends, Continued
     (b) Payout ratios for the years ended December 31, 2005 and 2004 are calculated as follows:

					(in millions of Won, except payout ratio)
	2005				2004
	Common		Preferred		Common
	shares		shares	Total	shares	Preferred shares	Total
Dividends in Won	~~W~~	278,077	106,972	385,049	232,749	115,141	347,890
Net earning in Won	~~W~~	1,625,095	106,972	1,732,067	935,154	115,141	1,050,295

Payout ratios (%)		17.11		22.23	24.89		33.12

(c)	Dividend yields on common shares for the years ended December 31, 2005 and 2004 are calculated as follows:

	(in Won, except dividends yields)
	2005		2004
Dividends per share in Won	~~W~~	800	750
Stock price in Won at the balance sheet date	~~W~~	41,620	22,840

Dividends yields (%)		1.92	3.28

(23)	Statements of Cash Flows

Significant transactions not involving cash inflows or outflows for the years ended December 31, 2005 and 2004 are as follows:

	(in millions of Won, except per share)
	2005		2004
Acquisition of equity method investment securities through shares exchange	~~W~~	730,432	526,798
Contingent consideration recorded as accounts payable		20,596	166,516
Changes in capital adjustments due to application of the equity method		301,194	956,022
Changes in retained earnings due to application of the equity method		33,738	65,387
Stock options recorded as accounts receivable		8,157	1,393

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(24) Condensed Financial Statements of Subsidiaries
(a)	Balance sheets

Condensed balance sheets of subsidiaries as of December 31, 2005 and 2004 are as follows:

				(in millions of Won)
	2005
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	75,641,968	71,042,501	4,599,467
Chohung Bank		66,609,526	62,783,304	3,826,222
Good Morning Shinhan Securities		3,882,713	3,122,337	760,376
Shinhan Life Insurance		5,129,302	4,810,804	318,498
Shinhan Card		1,532,291	1,314,592	217,699
Shinhan Capital		1,400,829	1,251,895	148,934
Shinhan BNP Paribas ITMC		53,437	5,233	48,204
Jeju Bank		2,051,202	1,931,693	119,509
SH&C Life Insurance		708,175	677,150	31,025
Shinhan Macquarie		11,848	9,320	2,528
Shinhan Credit Information		12,073	2,810	9,263
Shinhan PE		8,826	85	8,741

	~~W~~	157,042,190	146,951,724	10,090,466

				(in millions of Won)
	2004
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	70,125,920	66,000,578	4,125,342
Chohung Bank		65,389,100	62,778,172	2,610,928
Good Morning Shinhan Securities		2,956,183	2,277,868	678,315
Shinhan Card		1,469,925	1,306,467	163,458
Shinhan Capital		1,320,929	1,201,582	119,347
Shinhan BNP Paribas ITMC		49,463	3,845	45,618
Jeju Bank		1,872,414	1,763,877	108,537
SH&C Life Insurance		286,304	257,077	29,227
e-Shinhan		4,813	893	3,920
Shinhan Macquarie		11,307	9,154	2,153
Shinhan Credit Information		9,228	2,366	6,862
Shinhan PE		9,844	57	9,787

	~~W~~	143,505,430	135,601,936	7,903,494

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(24) Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Earnings

Condensed statements of earnings of subsidiaries for the years ended December 31, 2005 and 2004 are as follows:

						(in millions of Won)
	2005
	Operating		Operating	Operating	Ordinary	Net income
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)
Shinhan Bank	~~W~~	6,163,895	5,223,326	940,569	1,065,978	774,422
Chohung Bank		7,310,666	6,667,084	643,582	696,062	756,505
Good Morning Shinhan Securities		901,888	786,179	115,709	121,052	87,240
Shinhan Life Insurance		255,037	242,153	12,884	8,587	6,047
Shinhan Card		417,071	356,902	60,169	58,416	54,241
Shinhan Capital		222,439	166,587	55,852	52,326	36,742
Shinhan BNP Paribas ITMC		19,579	9,442	10,137	10,302	7,450
Jeju Bank		130,394	119,520	10,874	10,800	11,118
SH&C life Insurance (*)		49,150	50,743	(1,593)	6,467	5,359
Shinhan Macquarie		24,490	16,547	7,943	8,152	5,646
Shinhan Credit Information		23,966	20,590	3,376	3,328	2,401
Shinhan PE		880	2,176	(1,296)	(1,147)	(1,047)

	~~W~~	15,519,455	13,661,249	1,858,206	2,040,323	1,746,124

(*)	For the one month period ended December 31, 2005 reflected.

						(in millions of Won)
	2004
	Operating		Operating	Operating	Ordinary	Net income
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)
Shinhan Bank	~~W~~	5,917,768	4,881,890	1,035,878	1,201,938	844,113
Chohung Bank		6,782,762	6,459,908	322,854	267,736	265,238
Good Morning Shinhan Securities		658,328	614,709	43,619	44,113	43,576
Shinhan Card		423,829	417,407	6,422	5,822	5,822
Shinhan Capital		221,072	187,764	33,308	32,738	23,056
Shinhan BNP Paribas ITMC		13,950	7,402	6,548	6,551	4,557
Jeju Bank		131,659	123,982	7,676	7,366	6,334
SH&C life Insurance		36,489	37,850	(1,362)	182	373
e-Shinhan		3,487	3,293	194	220	220
Shinhan Macquarie		14,556	11,633	2,923	3,098	1,984
Shinhan Credit Information		29,367	28,972	395	610	3,000
Shinhan PE		—	212	(212)	(212)	(212)

	~~W~~	14,233,267	12,775,022	1,458,243	1,570,162	1,198,061

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(25) Financing and Operating Status of the Company and Subsidiaries
(a)	The financing status of the Company and its subsidiaries as of December 31, 2005 and 2004 are as follows:

				(in millions of Won)
	2005
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	156,098	2,126,043	2,282,141
Shinhan Bank		43,996,904	9,096,330	12,327,937	65,421,171
Chohung Bank		41,404,815	5,788,793	7,848,891	55,042,499
Good Morning Shinhan Securities		913,795	829,425	—	1,743,220
Shinhan Life Insurance		—	47,000	—	47,000
Shinhan Card		—	1,025,500	179,544	1,205,044
Shinhan Capital		—	721,885	345,201	1,067,086
Jeju Bank		1,681,985	89,689	35,000	1,806,674

	~~W~~	87,997,499	17,754,720	22,862,616	128,614,835

(*)	Net of discount on debentures

				(in millions of Won)
	2004
	Deposits		Borrowings	Debentures (*)	Total
The Company	~~W~~	—	154,380	1,948,102	2,102,482
Shinhan Bank		40,668,095	9,164,921	10,835,048	60,668,064
Chohung Bank		41,313,073	5,057,559	7,115,575	53,486,207
Good Morning Shinhan Securities		614,473	290,508	—	904,981
Shinhan Card		—	1,232,500	—	1,232,500
Shinhan Capital		—	805,718	195,595	1,001,313
Jeju Bank		1,527,788	83,871	35,000	1,646,659
Shinhan Macquarie		—	6,471	—	6,471

	~~W~~	84,123,429	16,795,928	20,129,320	121,048,677

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(25) Financing and Operating Status of the Company and Subsidiaries, Continued
(b)	The operating status of the Company and its subsidiaries as of December 31, 2005 and 2004 are as follows:

				(in millions of Won)
	2005
				Cash and due from
	Loans (*)		Securities	banks	Total
The Company	~~W~~	1,476,630	10,882,359	64,374	12,423,363
Shinhan Bank		55,191,023	13,289,065	2,301,465	70,781,553
Chohung Bank		44,648,308	10,644,933	2,171,777	57,465,018
Good Morning Shinhan Securities		302,457	2,161,569	921,164	3,385,190
Shinhan Life Insurance		1,377,904	2,034,360	421,028	3,833,292
Shinhan Card		1,479,533	414	5,876	1,485,823
Shinhan Capital		1,061,971	131,623	115,388	1,308,982
Shinhan BNP Paribas ITMC		620	10,307	34,098	45,025
Jeju Bank		1,416,748	348,658	108,971	1,874,377
SH&C Life Insurance		372	48,023	23,031	71,426
Shinhan Macquarie		—	—	9,318	9,318
Shinhan Credit Information		—	—	6,011	6,011
Shinhan PE		—	846	6,967	7,813

	~~W~~	106,955,566	39,552,157	6,189,468	152,697,191

(*)	Net of allowance for loan losses and present value discounts

				(in millions of Won)
	2004
				Cash and due
	Loans (*)		Securities	from banks	Total
The Company	~~W~~	1,749,955	8,262,100	31,145	10,043,200
Shinhan Bank		51,028,772	11,706,747	2,386,837	65,122,356
Chohung Bank		41,586,846	11,499,243	1,754,215	54,840,304
Goodmorning Shinhan Securities		141,635	1,852,357	636,049	2,630,041
Shinhan Card		790,320	1,643	880	792,843
Shinhan Capital		993,143	77,548	103,405	1,174,096
Shinhan BNP Paribas ITMC		454	20,101	22,198	42,753
Jeju Bank		1,366,068	303,688	31,574	1,701,330
SH&C Life Insurance		294	56,819	2,704	59,817
e-Shinhan		36	74	2,832	2,942
Shinhan Macquarie		—	—	4,027	4,027
Shinhan Credit Information		—	—	4,213	4,213
Shinhan PE		—	—	9,412	9,412

	~~W~~	97,657,523	33,780,320	4,989,491	136,427,334

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(26)	Contribution of Subsidiaries to the Company’s Net Income

Effects under the equity method on the Company’s net income for the years ended December 31, 2005 and 2004 are as follows:

				(in millions of Won, except ratio)
	2005			2004
	Amount		Ratio (%)	Amount		Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	826,156	46.19	~~W~~	683,687	61.66
Chohung Bank		777,844	43.49		378,026	34.10
Good Morning Shinhan Securities		74,629	4.17		7,992	0.72
Shinhan Life Insurance		2,565	0.14		—	—
Shinhan Card		52,741	2.95		5,572	0.50
Shinhan Capital		36,418	2.04		23,009	2.08
Shinhan BNP Paribas ITMC		3,725	0.21		2,278	0.21
Jeju Bank		7,825	0.44		5,216	0.47
SH&C Life Insurance		2,680	0.15		187	0.02
e-Shinhan		—	—		162	0.01
Shinhan Macquarie		2,637	0.15		977	0.09
Shinhan Credit Information		2,401	0.13		1,846	0.17
Shinhan PE		(1,047)	(0.06)		(212)	(0.02)

		1,788,574	100.00		1,108,740	100.00

Other income		101,629			134,183
Other expense		(158,136)			(192,628)

Net income for year	~~W~~	1,732,067		~~W~~	1,050,295

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(27)	Allowance for Loan Losses of the Company and its Subsidiaries

Changes in allowance for loan losses of the Company and its subsidiaries for the years ended December 31, 2005 and 2004 are as follows:

			(in millions of Won)
	2005
	Beginning		Increase	Ending
	balance		(decrease)	balance
The Company	~~W~~	8,794	(1,374)	7,420
Shinhan Bank		743,506	(59,949)	683,557
Chohung Bank		1,006,721	(117,449)	889,272
Good Morning Shinhan Securities		29,416	(2,160)	27,256
Shinhan Life Insurance			17,740	17,740
Shinhan Card		47,831	19,569	67,400
Shinhan Capital		27,021	3,352	30,373
Shinhan BNP Paribas ITMC		13	5	18
Jeju Bank		32,145	(6,999)	25,146
SH&C Life Insurance		15	31	46
e-Shinhan		8	12	20
Shinhan Macquarie		53	(50)	3
Shinhan Credit Information		—	1	1

	~~W~~	1,895,523	(147,271)	1,748,252

			(in millions of Won)
	2004
	Beginning		Increase	Ending
	balance		(decrease)	balance
The Company	~~W~~	9,725	(931)	8,794
Shinhan Bank		866,428	(122,922)	743,506
Chohung Bank		1,686,350	(679,629)	1,006,721
Good Morning Shinhan Securities		43,048	(13,632)	29,416
Shinhan Card		118,609	(70,778)	47,831
Shinhan Capital		17,899	9,122	27,021
Shinhan BNP Paribas ITMC		14	(1)	13
Jeju Bank		35,270	(3,125)	32,145
SH&C Life Insurance		1	14	15
e-Shinhan		8	—	8
Shinhan Macquarie		98	(45)	53
Shinhan Credit Information		36	(36)	—

	~~W~~	2,777,486	(881,963)	1,895,523

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2005 and 2004
(28)	Financial Performance

Financial performance for the quarters ended December 31, 2005 and 2004 are as follows:

	(in millions of Won, except earnings per share)
	Quarter ended		Quarter ended
	December 31, 2005		December 31, 2004
Operating revenue	~~W~~	508,957	314,541
Operating income		466,862	282,648
Net income		466,192	255,714
Net earnings per share in Won		1,309	753
(29)	Effective Date for Financial Statements

The accompanying non-consolidated financial statements are to be approved at the Board of Directors’ meeting on February 6, 2006.